SUB-ITEM 77D

MFS Emerging Growth Fund, a series of MFS Trust II, changed its disclosure under Investment Objective from "...is long-term growth of capital" to "...is to seek capital appreciation," and under Principal Investment Strategies from "The fund invests, under normal market conditions, at least 65% of its net assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts for those securities, of emerging growth companies" to "MFS (Massachusetts Financial Services Company, the fund's investment adviser) normally invests the fund's assets primarily in equity securities," as described in Post-Effective Amendment No. 39 to the Registration Statement (File Nos. 33-7637 and 811-4775), as filed with the Securities and Exchange Commission via EDGAR on January 26, 2007, under Rule 485 under the Securities Act of 1933. Such description is incorporated herein by reference.